May 4, 2006

Mr. Roy G. Warren
Chief Executive Officer
Bravo! Foods International Corp.
11300 US Highway 1
North Palm Beach, Florida 33408

Re: **Bravo! Foods International Corp.**
          Registration Statement on Form SB-2
          Filed December 21, 2005
          File No. 333-130535

          Form 10-KSB for the Fiscal Year Ended December 31, 2005
          Filed March 31, 2006
          File No. 0-25039

Dear Mr. Warren:

We have reviewed your Form 10-KSB for the Fiscal Year Ended December 31, 2005 and your response letter dated April 7, 2006 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis, Page 11

Critical Accounting Policies, page 13

1.   We have read your response to prior comment 6 in our dated March 28, 2006. Please discuss within your critical accounting policies how you determined the events of default that are within and outside of your control, and how you have concluded the holders of the Series F and I convertible preferred stock have the same understanding of these events. In addition, please disclose any uncertainties surrounding the judgments you have made in defining the events of default that are outside of your control.

Revenue Recognition, page 13

International Sales, page 23

2.   We note your disclosure stating that you use the "unit sales" model to report sales of your products in the United Kingdom. Please provide us with the analysis that you performed of the criteria set forth in EITF 99-19 in determining the gross presentation of revenue for sales in the United Kingdom is appropriate. Please be sure to describe the responsibilities assumed by third party processors and the external sales agent on your behalf.

Financial Statements, page F-1

General

3.   We have considered your responses to prior comments two and six in our letter dated February 15, 2006, expressing a preference for not restating your financial statements to correct your accounting for product development costs, which you determined should be expensed as incurred, rather than deferred; and to recognize interest expense under the terms of the original promissory note to International Paper. However, since you will be restating your financial statements to record previously unrecognized derivative instruments in accordance with the guidance of EITF 00-19 and SFAS 133, we believe you should correct these accounting errors as well, irrespective of materiality.

        We would expect all restatements to be reported as prior period adjustments in accordance with paragraph 36 of APB 20. In addition, you should include the disclosures specified in paragraph 37 of APB 20, and paragraph 26 of APB 9, and denote the columns of the financial statements that have been restated.

        Finally, please advise your auditors of the guidance in AU Sections 530.05 and 420.12, pertaining to the audit report date and explanatory language that may be necessary to reference the correction of an error.

Note 1 – Organization, Businesses and Going Concern Uncertainty, page F-9

Revenue Recognition, page F-11

4.   Your current accounting policy note disclosure focuses on your determination of whether to report revenues on a gross or net basis, considering the guidance in EITF 99-19. Please expand your revenue recognition accounting policy to address the criteria outlined in SAB Topic 13:1; especially as it relates to how ownership, delivery, rights of return, and exposure to risk of loss factor into the timing of recognition.

Shipping and Handling Costs, page F-11

5.   We note your disclosure explaining that you have included shipping and handling costs in the selling expenses line item. Given the significance of these costs in relation to revenue and cost of sales, it appears you will need to restate your financial statements to reflect these costs in your measures of gross margin to comply with the SEC observer remarks in paragraph 8 of EITF 00-10.

Stock-based Compensation, page F-13

6.   Please explain why your net loss and net loss per share amounts would not have changed had you applied the fair value method rather the intrinsic method to account for stock based employee compensation in the periods presented.

Note 5 – Notes Payable to Individual Lenders, page F-16

7.   As communicated in our conference call on April 19, 2006, we believe the conversion features within certain debt arrangements are embedded derivative instruments that should be bifurcated from the debt host contracts and accounted for as derivative instruments at fair value with changes in fair value recorded in the statements of operations. In this regard, we note certain debt is convertible into a variable number of shares, and the terms of the debt arrangements do not effectively limit the possible number of shares that may be issued upon conversion.

Although the terms of the arrangements stipulate the number of shares resulting from the conversion plus the number of common shares then owned by the holder may not exceed 9.99 percent of the total issued and outstanding common shares, the holder has the option to waive this conversion limitation. Without the presence of an effective limit or cap on the number of shares to be delivered that is within the control of the company, you have not met the condition set forth in paragraphs 20 through 24 of EITF 00-19, and would not qualify for the paragraph 11(a) scope exception of SFAS 133.

As a result of these instruments, you would be unable to conclude that you had sufficient authorized and unissued shares to settle any contract within the scope of EITF 00-19. Therefore, in order to comply with paragraph 24 of EITF 00-19, you should bifurcate the conversion feature from any debt that is not a conventional convertible instrument and account for the feature as a derivative liability, with changes in fair value being recorded in the statements of operations. In addition, you should classify warrants and options issued to non-employees that are exercisable during the period the notes are convertible into a potentially unlimited number of shares as derivative liabilities.

Please revise your financial statements to properly account for your convertible debt, warrants and options in accordance with EITF 00-19 and SFAS 133. Please consider the adoption date of EITF 00-19 for purposes of determining the prior period impact this restatement will have on your financial statements.

8.   We note your disclosure stating that the convertible promissory note issued in April 2004 to Libra Finance has a maturity date of October 1, 2005, and that the maturity date for the convertible notes issued in April 2004 to Mid Am Capital LLC is December 1, 2005. However, as of December 31, 2005 it appears you had not paid the outstanding amounts as of the maturity dates. Please disclose whether you were in default of the terms of these notes as of the balance sheet date. Discuss any waivers you received from the creditors, which modified the payment terms of notes.

9.   Please disclose the interest rate, maturity date, conversion terms, priority, and contingent principal or interest payment provisions for each note outstanding as of each balance sheet date presented. Please clarify within your disclosure how the notes outstanding as of December 31, 2004 were subsequently extinguished in 2005.

Note 6 – Capital Surplus (Deficit), page F-17

Convertible Preferred Stock, page F-17

10.   Based on your response to prior comment 7 in our letter dated February 15, 2006 and the additional information you provided during our conference call on April 19, 2006, we do not object to your presentation of your convertible preferred stock as permanent equity. Please expand your disclosure to set forth the reasons you believe all series of your preferred stock are appropriately classified as permanent equity.

11.   It appears that the agreements governing your series of preferred stock and convertible notes may contain other embedded derivatives that you should evaluate under SFAS 133 and EITF 00-19. Please tell us how you evaluated the following:

•   In the event of default the dividend rate increases for the series H, J and K preferred stock. As indicated in paragraph 61h of SFAS 133, the economic characteristics of this feature may not be clearly and closely related to the economic characteristics of the equity host.

- Debt is mandatory redeemable at a premium at the option of the holder in the event of a default as defined by the note agreement. Refer to paragraph 61(d) of SFAS 133, DIG B16 and DIG B38 for guidance on put and call options embedded in debt instruments.

As explained during our phone conference, we believe it will be necessary for you to perform a thorough analysis of your agreements in order to determine whether there are any provisions that may be embedded derivatives that should be bifurcated and accounted for separately as derivative instruments in accordance with SFAS 133. Please provide us a representation to this effect once you have completed this procedure, and submit a listing of all the embedded derivatives identified during your review of your debt and equity agreements, with an explanation detailing how you evaluated each provision.

Note 12 – Accrued Expenses, page 43

12.   We note that in 2005 you accrued for certain costs you refer to as "discontinued." Please disclose the origin of these accrued amounts and the circumstances under which the accruals will be settled.

Exhibits

13.   As previously indicated in our prior comment 7 in our letter dated December 1, 2005, the format of the certifications required by Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act has been revised. Please present your certifications in this new format. Refer to Item 601(b)(31) of Regulation SB for the required certification format.

*****

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Ross